November 6, 2024

Chee Hoong Lew
Chief Executive Officer
WF Holding Limited
Lot 3893, Jalan 4D
Kg. Baru Subang
Seksyen U6, 40150 Shah Alam, Selangor, Malaysia

       Re: WF Holding Limited
           Amendment No. 1 to Registration Statement on Form F-1
           Filed on October 31, 2024
           File No. 333-282294
Dear Chee Hoong Lew:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 3, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the Six Months Ended June 30, 2024 and 2023, page 31

1. We note that the percentage of your revenue from Malaysia and Australia decreased to approximately 40% and 12%, respectively, in the six months ended June 30, 2024 as compared to approximately 45% and 20%, respectively, in the six months ended
       June 30, 2023. This disclosure appears inconsistent with your disclosures on pages 48 and 49 that you intend to expand your operations in Malaysia and Australia and your response to comment 5 in our letter dated July 26, 2024. Please revise to clarify.
 November 6, 2024
Page 2
2. We note disclosure elsewhere that a single customer accounted for 33% of your revenue in the six months ended June 30, 2024. Please revise this section to discuss this significant customer's impact on your income from operations and any associated trends. Additionally revise your risk factor disclosure regarding customer concentration as appropriate to reflect the specific material risks relating to this customer, as well as your increased exposure to a single customer (compared with
       14% in the fiscal year ended December 31, 2023 and less than 10% in the fiscal year ended December 31, 2022).
General

3. We note your revised disclosure on page Alt-3 that One Fatboyz Limited is offering
       623,000 ordinary shares in the resale prospectus and that    [e]xcept
for the ownership
       of these shares, the selling shareholders have not had any material relationship with us
       within the past three years.    However, we note your other disclosure
on page 65 that
       this selling shareholder is a related party. Please revise to reconcile this discrepancy.
       Further, please revise the table to include a separate column that discloses the percentage of the securities beneficially held by each selling shareholder before the offering. Refer to Item 9.D of Form 20-F.
4. We note your addition of One Fatboyz Limited as a selling security holder. Please tell us why your resale offering is not an indirect primary offering that is part of the distribution constituting your initial public offering. In this regard, we note that the selling security holders do not appear to be subject to any of the lock-up provisions described in the prospectus and can sell the same amount of securities to be offered through the underwriter. If the selling security holders are engaged in an indirect primary offering, then the selling security holders would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the prospectus as underwriters. In addition, as statutory underwriters conducting an indirect primary offering, the selling security holders would need to offer and sell their securities at a fixed price for the duration of the offering; it would not be possible for them to sell at market prices later. For guidance, please refer to
       Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations, which is available on our website.

       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jennifer Angelini at 202-551-
3047 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Kevin (Qixiang) Sun